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In accordance with
Sections 859A and
85" of the Companies
Act 2006.

Particulars of a charge

Companies
House

o on me o I e IS •n orma Ion ee •s e paya e WI t IS orm gov.uWcompanieshouse
Please see 'How to pay' on the last page.

What this form is for X What this form is NOT You may use this form to register You may not use this forn a charge created or evidenced by register a charge where tl an instrument. instrument. Use form MR

*ADX7A18R•

This form must be delivered to the Registrar for registration days beginning with the day after the date of creation of the c delivered outside of the 21 days it will be rejected unless it is acco court order extending the time for delivery.
You must enclose a certified copy of the instrument with this fom scanned and placed on the public record. Do not send the origi

'AIS
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26/02/2025 #190
COMPANIES HOUSE

A08 17102/2025
COMPANIES HOUSE

Company details

Company number

Company name in full

JOHN PETER LEACH LTD

Filling in this form
Please complete in typescript or in bold black capitals.

MROI

All fields are mandatory unless specified or indicated by •

Charge creation date

Names of persons, security agents or trustees entitled to the charge

Please show the names of each of the persons, security agents or trustees entitled to the charge.

Name

john-peter: Leach. Secured Party Creditor & Principal Lien Holder

Name

Name

Name

If there are more than four names, please supply any four of these na

mes then tick the statement below.

I confirm that there are more than four persons, security agents or trustees entitled to the charge.

MROI

Particulars of a charge

Brief description

Please give a short description of any land, ship, aircraft or intellectual property registered or required to be registered in the UK subject to a charge (which is not a floating charge) or fixed security included in the instrument.

Briet description "A fixed charge over paper asset registered under DP083156. issued on 3rd May 1966, securing obligations of "Two Hundred Million Pounds Sterling The Chargor shall not sell. assign, transfer, or encumber the instrument without the Chargee's written consent. Any third-party claims are prohibited,"

Other charge or fixed security

Does the instrument include a charge (which is not a floating charge) or fixed security over any tangible or intangible or (in Scotland) corporeal or incorporeal property not described above? Please tick the appropriate box.

Floating charge

is the instrument expressed to contain a floating charge? Please tick the appropriate box.

Yes Continue

NO Go to Section 7

Is the floating charge expressed to cover all the property and undertaking of the company?

Negative Pledge

Do any of the terms of the charge prohibit or restrict the company from creating further security that will rank equally with or ahead o! the charge? Please tick the appropriate box.

Trustee statement 0

You may tick the box if the company named in Sec-ion 1 is acting as trustee of the property or undertaking which is the subject of the charge.

Authentication e

Enter your printed name. You do not need to include a signature.

Name JOHN PErER INCH

h an interest in the charge.

Thisformmustbeauthenticatedbyaperonwit

Please submit only a short description If there are a number of plots of land, aircraft and/or ships, you should simply describe some of them in the text field and add a statement along the lines of, •tor more details please refer to the instrument".

Please limit the desgiption to the available space.

GThis statement may be filed after die registration Of the charge (use form MROS).

OAuthentication This will appear on the public record.

MROI

Particulars of a charge

Presenter information

You do not have to give any contact information, but if you do, it will help Companies House if there is a query on the form. The contact information you give wilt be visible to searchers of the public record.

Cmtaa nne john-peter: Leach, beneficiary

Address

CN"t'/Regim

Country

DX

Tue

Certificate

We will send your certificate to the presenter's address if given above or to the company's Registered Office if you have left the presenter's information blank.

Checklist

We may return forms completed incorrectly or with information missing.

Important information

Please note that all information on this form will appear on the public record.

E How to pay

A in ee of f24 is payable to Companies House respect of each mortgage or filed on charge paper,

ıke cheques or postat orders payable to 'Com panies House.'

How to send your form

You can upload certain forms to Companies House instead of sending them by post.

If you need to post your form, you must send it to the correct address.

For more information on where to send the form visit: gov.uk/companies-house/offices

Further information

Please make sure you have remembered the following:

- O The company name and number match the information held on the public Register.
- O You have included a certified copy of the instrument with this form.
- O You have entered the date on which the charge was created.
  You have shown the names of persons entitled to the charge.
- O You have ticked any appropriate boxes in Sections 3, 5, 6. 7 & 8.
- O You have given a description in Section 4, if appropriate.
- O You have authenticated the form.
- O You have enclosed the correct fee.
  Please do not send the original instrument; it must be a certified copy.

For further information, please see the guidance notes on the website at gov.uk/companieshouse or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on our website: gov.uk/companieshouse

CHARGE INSTRUMENT (LIEN)

This Deed of Charge is made on 13th February 2025 between:

JOHN PETER LEACH LTD Company Number: 16047988, (the "Chargor") a company incorporated under the laws of the United Kingdom, whose registered office is at 236 Leigh Road, Worsley, Lancashire M281 LE; and

Secured Party Creditor john-peter: Leach, of c/0 236 Leigh Road, Worsley, Lancashire [M281 LEI (the "Chargee").

1. DEFINITIONS AND INTERPRETATION

1.1 "Secured Liabilities" means alt obligations, liabilities, and indebtedness ot the Chargor to the Chargee, whether present or future, actual or contingent, in connection with the sum of :200,000,000 (Two Hundred Million Pounds Sterling).

1.2 "Instrument" means the certificate DP083156, issued on 3rd May 1966, which shall serve as collateral for this Charge.

1.3 "Third Party Restriction" means any attempt by a third party to claim, access, encumber, or interfere with the Instrument shall be expressly prohibited and legally unenforceable.

1.4 "Charge Instrument" means this document, which serves as the legally binding agreement securing the Instrument (DP083156) in favour of the Chargee.

2. GRANT OF CHARGE

2.1 Fixed Charge: The Chargor as beneficial owner hereby charges in favour of the Chargee by way of fixed charge, all of its present and future rights, title, and interest in and to the instrument DP083156 as continuing security for the payment and discharge of the Secured Liabilities.

2.2 Restriction on Dealings:

The Chargor shall not sell, transfer, assign, or encumber the Instrument without the prior written consent of the Chargee.

No third party shall have any rights, claims, or access to the Instrument, and any such attempt shall be void ab initio.

2.3 Negative Pledge:

The Chargor shall not create, permit, or suffer to exist any additional charge, lien, or encumbrance on the Instrument, except in favour of the Chargee.

3. REPRESENTATIONS AND WARRANTIES

The Chargor represents and warrants to the Chargee that:

3.1 It is the Legal and beneficiat owner of the instrument and has futi authority to create this Charge.

3.2 The Instrument is not subject to any prior encumbrances or third-party claims.

3.3 The execution of this Charge does not violate any agreement to which the Chargor is a pary.

3.4 It has full corporate power and authority to enter into this Charge and to perform its obligations under it.

4. ENFORCEMENT

4.1 Upon an Event of Default, the Chargee shall have the right to:

Take possession of the Instrument.

Sell, assign, or otherwise realise the Instrument to recover the secured amount.

Apply any proceeds toward the satisfaction of the Secured Liabilities.

4.2 Any action to interfere with or claim against the Instrument by a third party shall be nutt and void.

5. ASSIGNMENT CLAUSE

5.1 The Chargee shall have the right to assign, transfer, or otherwise dispose of its rights and obligations under this Charge to any third party without the consent of the Chargor.

5.2 Any such assignment shall be binding on the Chargor, and the new assignee shall assume all rights and remedies under this Charge.

5.3 The Chargor shall not assign or transfer its rights or obligations under this Charge without the prior written consent of the Chargee.

6. INDEMNITY CLAUSE

6.1 The Chargor indemnifies and holds harmless the Chargee from and against all losses, damages, costs, and expenses (including legal fees) incurred by the Chargee as a result of:

Any breach of the terms of this Charge by the Chargor.

Any third-party claims arising in connection with the Instrument.

Any action taken by the Chargee in enforcing this Charge, including legal proceedings.

6.2 This indemnity shalt remain in tull force and effect notwithstanding the discharge or termination of this Charge.

7. REGISTRATION AND PUBLIC NOTICE

7.1 This Charge shatt be registered at Companies House under Section 859A of the Companies Act 2006.

7.2 The Chargor agrees to take all necessary steps to ensure the Chargee's rights are publicly recorded.

8. GOVERNING LAW AND JURISDICTION

8.1 This Deed shall be governed by and construed in accordance with the laws of England and Wales.

8.2 The parties submit to the exclusive jurisdiction of the courts of England and Wales.

9. EXECUTION

Signed as a Deed by:
For and on behalf of

Director JOHN PETER LEACH LTD Date
13(4zc

I.-2æC

For and on behalt of: john-peter:

Secured Party Creditor john-peter: Leach

Date [•s/z/zs-

CERTIFICATION STATEMENT

Company Name: JOHN PETER LEACH LTD

Company Number: 16047988

Charge Reference: DP083156

Charge Creation Date: 13/02/2025

STATEMENT OF CERTIFICATION

l, Jonn Peter Leach, the Director, of JOHN PETER LEACH, hereby certify that the attached Charge Instrument is a true, complete, and accurate copy of the original instrument creating the charge.

This certification is made in compliance with Section 859A of the Companies Act 2006, for the purpose of registering a charge at Companies House.

Signed:

John Peter Leach

Director

Date: 13/02/2025

FILE COPY

CERTIFICATE OF THE REGISTRATION OF A CHARGE

Company number: 16047988

Charge code: 1604 798 8 0001

The Registrar of Companies for England and Wales hereby certifies that a charge dated 13th February 2025 and created by JOHN PETER LEACH LTD was delivered pursuant to Chapter Al Part 25 of the Companies Act 2006 on 26th February 2025 .

Given at Companies House, Cardiff on 3rd March 2025

THE OFFICIAL SEAL OF THE

Companies House REGISTRAR OF CWPANIES